3520 Broadway/ Box 219139 / Kansas City, Missouri 64121-9139

Telephone: (816) 753-7000

May 15, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Kansas City Life Insurance Company
Form 10-K for Fiscal Year Ended December 31, 2008
File Number 001-33348

Dear Mr. Rosenberg,

We are pleased to respond to your letter dated May 5, 2009. We have repeated the full text of your comments in italics, immediately followed by the Company’s response. All information is presented in thousands, unless noted otherwise. In addition, all ratings presented throughout this document are from Standard & Poor’s except certain ratings contained in the table presented on page 4, which has selected underlying ratings from Moody’s. In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for the opportunity to respond to the comments of the Commission. If you have questions, please contact me at (816) 753-7299, extension 8216.

Sincerely,

/s/ Tracy W. Knapp

Tracy W. Knapp

Senior Vice President, Finance

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reinsurance, page 23

1.	Please disclose your material reinsurance partners along with their credit rating and the respective notional amounts ceded to each reinsurer.

Company Response:

Based upon a total of $14.5 billion in ceded in-force business as of December 31, 2008, the Company would consider four reinsurers as being material. These four entities are listed at the top of the table provided below. However, the Company has provided a listing of additional reinsurers and their portion of in-force business.

		Ceded	Percent of
	Rating	In-Force	Ceded In-Force
		(In-Millions)
TransAmerica Life Insurance Company (Aegon USA)	A-	$4,698	32%
Security Life of Denver	AA-	3,058	21%
RGA Reinsurance Company	AA-	2,820	19%
Swiss Re Life & Health America, INC	A+	1,103	8%
Lincoln National Life Insurance Company	AA-	688	5%
Hannover Life Reassurance of America	AA-	646	4%
Scottish Re (U.S.) Inc.	CCC	538	4%
Generali USA Life Reassurance Company	AA-	487	3%
Munich American Reassurance Company	AA-	224	2%
Other (13 companies)		230	2%
Total		$14,492	100%

Consolidated Results of Operations

Analysis of Unrealized Losses on Securities, page 34

2.

Please review your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee. Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please update all applicable references to credit ratings through-out the filing.

Company Response:

The Company has reviewed its investment portfolio pertaining to securities guaranteed by third parties, with both direct and indirect exposure. Listed below is a table identifying the Company’s direct and indirect exposure to financial guarantors as of December 31, 2008. The Company did not disclose this exposure in its 2008 Form 10-K as the Company considered its exposure to be immaterial. Combined, the total exposure was less than 2% of the Company’s investment assets. The Company will continue to review this exposure and, if material, it will supplement the disclosure with additional information.

The Company’s direct exposure was limited to one issuer, MBIA, with two securities. These securities had a combined amortized cost of $5.0 million and a carrying value of $5.0 million at December 31, 2008. Both of these securities were investment grade and one of these investments had a credit rating of AA and the other was rated A-.

The Company’s indirect exposure was $55.1 million in amortized cost with a carrying value of $48.6 million. All of these investments were A rated or better, as shown below. The Company had indirect exposure to three guarantors. First, the Company had five securities with an amortized cost of $25.2 million and a carrying value of $21.0 million of investments guaranteed by AMBAC. Second, the Company had seven securities with an amortized cost of $24.0 million and a carrying value of $21.8 million of investments guaranteed by MBIA. Finally, the Company had three securities with an amortized cost of $5.9 million and a carrying value of $5.8 million of investments guaranteed by FSA.

		Underlying	Amortized	Carrying	Unrealized Gains
	Rating	Rating	Cost	Value	and (Losses)
Direct guarantor exposure:
MBIA Inc Sr Nt	A-	n/a	$2,644	$2,454	$(190)
MBIA Global Funding LLC	AA	n/a	2,386	2,523	137
Total direct exposure			5,030	4,977	(53)

Indirect guarantor exposure:
AMBAC:
Consumrers Energy Co Sr Nt Ser A	A	BBB-	4,992	5,180	188
United Energy Distr Pty L 144A	A	BBB	5,345	5,944	599
CWL 2006-S4 A6	A	n/a	6,926	3,695	(3,231)
Dunkn 2006-1 A2	AA	n/a	5,000	3,710	(1,290)
Hertz 2005-2A A6	A	n/a	3,000	2,518	(482)
Total AMBAC			25,263	21,047	(4,216)

MBIA:
APART 2007-2M	AA	n/a	5,000	3,640	(1,360)
Jersey City N J	AA	A1	1,293	1,081	(212)
Jersey City N J Mun Utils	AA	Baa2	2,094	1,706	(388)
Mashantucket Western Pequot Tribe Taxbl	AA	Baa2	3,223	3,217	(6)
Ohana Military Comm LLC	AA	n/a	3,000	2,670	(330)
Basketball Ppyts Ltd Sr Nt Ser A2	AA	n/a	4,361	4,054	(307)
Pedernals Electric Coop	AA	n/a	5,005	5,465	460
Total MBIA			23,976	21,833	(2,143)

FSA:
Contra Costa Cnty Calif P	AAA	A1	2,000	2,044	44
Mississippi Dev Bk Spl Oblig	AAA	A	2,767	2,581	(186)
Polk Cnty Iowa	AAA	Aa1	1,137	1,138	1
Total FSA			5,904	5,763	(141)

Total indirect exposure			55,143	48,643	(6,500)

Total all exposure			$60,173	$53,620	$(6,553)

Income Taxes, page 43

3.

We note your Deferred Tax Asset (Liability) for Basis differences between tax and GAAP accounting for investments for the years ended December 31, 2008 and 2007 within Note 7. Please provide a description of the material components of this deferred tax line item for each year presented.

Company Response:

Presented below is a table that identifies the material components of the “Basis differences between tax and GAAP accounting for investments” line item.

	2008	2007
Deferred tax assets:
Basis differences between tax and GAAP
accounting for investments as reported:
Impairments	$17,681	$—
Joint ventures	(8,258)	—
Market discount	(3,081)	—
Other	(1,301)	—
Misclassification between basis differences
and unrealized investment losses	22,937	—
Basis differences between tax and GAAP
accounting for investments - as reported	$27,978	$—

Deferred tax liabilities:
Basis differences between tax and GAAP
accounting for investments as reported:
Impairments	$—	$(1,913)
Joint ventures	—	8,974
Market discount	—	3,266
Other	—	481
Misclassification between basis differences
and unrealized investment gains	—	506
Basis differences between tax and GAAP
accounting for investments - as reported	$—	$11,314

Please note that in reviewing this information the Company determined that it had a misclassification between two line items in the presentation of the significant deferred tax assets and liabilities table presented on page 90 of the Company’s Form 10-K. The misclassification was that the Company overstated the line item “Basis differences between tax and GAAP accounting for investments” and understated the line item “Unrealized investment losses” in 2008 by $22,937 and in 2007 by ($506). Presented below is the table as reported. Next to that table is the corrected presentation. It is the Company’s position that the reclassification is not material, as the total net deferred tax assets in 2008 and the total net deferred tax liabilities in 2007 do not change, only the components of the detail change. Accordingly, the Company will provide this corrected information in its 2009 Form 10-K.

	As Presented		As Reclassified
	2008	2007	2008	2007
Deferred tax assets:
Future policy benefits	$39,198	$44,255	$39,198	$44,255
Basis differences between tax and
GAAP accounting for investments	27,978	—	5,041	—
Unrealized investment losses	44,303	—	67,240	—
Employee retirement benefits	25,329	17,067	25,329	17,067
Tax carryovers	66	—	66	—
Gross and net deferred tax assets	136,874	61,322	136,874	61,322

Deferred tax liabilities:
Basis differences between tax and
GAAP accounting for investments	—	11,314	—	10,808
Unrealized investment gains	—	4,083	—	4,589
Capitalization of deferred acquisition
costs, net of amortization	56,902	39,825	56,902	39,825
Value of business acquired	28,999	25,731	28,999	25,731
Property and equipment, net	8,072	8,018	8,072	8,018
Other	9,747	5,837	9,747	5,837
Gross deferred tax liabilities	103,720	94,808	103,720	94,808
Net deferred tax (asset)/liability	(33,154)	33,486	(33,154)	33,486
Current tax (receivable)/liability	(6,474)	6,814	(6,474)	6,814
Income taxes (receivable)/payable	$(39,628)	$40,300	$(39,628)	$40,300

Item 7A: Quantitative and Qualitative Disclosures about Market Risk, page 57

4.

We note your sensitivity analysis related to interest rate risk on your investment portfolio. We also note the risk that you may be required to invest new cash receipts at levels below the minimum guaranteed rates payable to policyholders. Please disclose:

•

Whether you were required to invest at levels below minimum guaranteed rates payable to policyholders in 2008 and, if so, the effects and expected effects on your financial position, results of operations, and liquidity; and

•	Whether and, if so, to what extent, you have taken or plan to take action to manage this risk.

Company Response:

The Company was not required to invest at levels below minimum guaranteed rates payable to policyholders in 2008. The Company aggregates similar policyholder liabilities into portfolios and then matches specific investments with these liability portfolios. In 2008, all of the Company’s portfolios had investment yields that exceeded the crediting rates on the matched liabilities. Following is a table providing a list of the portfolios for the Company, which demonstrates the investment yields having exceeded the liability crediting rates during 2008. The products identified in the table are the only products for which the Company has explicit guaranteed minimum crediting rates.

		Minimum
	Asset	Guaranteed
	Yield	Rate
Kansas City Life:
Universal life	6.17%	4.16%
Security Benefit Life trust	6.01%	4.06%
Deferred annuity	5.74%	3.62%
Sunset Life:
Universal life	6.01%	4.31%
Deferred annuity	5.54%	3.79%

The Company monitors this risk on an ongoing basis. Should investment rates available in the market place fall below the Company’s minimum guaranteed rates, the Company would assess the facts and conditions available at that time and develop an appropriate plan to suit that environment.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies

Separate Accounts, page 66

5.	Please disclose the following with respect to your variable annuity contracts that contain a guaranteed minimum death benefit (GMDB):
•	The incurred and paid amounts for all periods presented (Refer to paragraph 38(d) of SOP 03-1); and
•	The aggregate carrying value of assets, by major investment asset category, supporting separate accounts with guaranteed benefits for all periods presented (Refer to paragraph 38(e) of SOP 03-1).

Company Response:

The following table presents the guaranteed minimum death benefit (GMDB) for the variable annuity incurred and paid death benefits for the periods presented as prescribed under SOP 03-1 paragraph 38(d). The Company will include this information in future Form 10-K filings.

	2008	2007	2006
Variable annuity incurred death benefits	$4,426	$3,267	$2,646
Variable annuity paid death benefits	$4,528	$2,775	$3,979

The following table presents the aggregate carrying value of assets by major investment asset category supporting the variable annuity separate accounts with guaranteed benefits for the periods presented as prescribed under SOP 03-1 paragraph 38(e). The Company will include this information in future Form 10-K filings.

	2008	2007	2006
Money market	$9,941	$9,209	$6,694
Fixed income	13,298	18,447	14,668
Balanced	43,950	83,043	88,423
International equity	16,596	28,794	22,016
Intermediate equity	49,039	71,197	67,702
Aggressive equity	44,138	76,426	76,487
Total	$176,962	$287,116	$275,990

Note 2. Carrying value of Financial Instruments

Determination of Carrying value, page 70

6.	We note that you use an independent third party pricing service to price a significant portion of your securities. Please revise your disclosure to clarify the following:
•	Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;
•

Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and

•	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and /or proprietary models in making valuation judgments and determinations.

Company Response:

The Company uses a respected and widely available third-party pricing service. This pricing service is able to price approximately 90% of the Company’s investments. The Company tests these prices on a periodic basis, including comparisons of prices to those provided by another third-party service. The remaining 10% of securities are priced through either brokers or through internally generated analyses. Once prices are received from the third-party pricing service, the Company reviews the prices for reasonableness given the market conditions and its understanding of each particular security’s environment. In 2007, the Company did not adjust any quotes or prices obtained from the pricing services or brokers. In 2008, the Company did adjust downward the price of one security that it had received from the Company’s primary pricing service. This security had been priced by the pricing service but there was no evidence of the security having traded in the market. Further, the price provided was substantially different from other directly comparable securities owned by the Company. The Company adjusted the quoted price downward on this one security to be the mid-point of the prices from the primary pricing service and the directly comparable securities.

The Company generally obtains only one quote or price per instrument. For those investments that can be priced through the third-party pricing service, the Company reviews prices for unusual fluctuations but generally accepts the price identified from the pricing service. In the event a price is not available from the third-party pricing service, the Company pursues external pricing from brokers. Generally, the Company pursues and utilizes only one broker quote per security. In doing so, the Company solicits only brokers which have previously demonstrated knowledge and experience of the subject security. If a broker price is not available, the

Company determines a carrying value through various valuation techniques that use option pricing models, discounted cash flows, spread-based models or similar techniques depending upon the specific security to be priced. Investments for which the Company uses these techniques are primarily for private placement securities. The Company utilizes available market information, wherever possible, to identify inputs into the carrying value determination, primarily including prices and spreads on comparable securities.

Presented below is a table that identifies the pricing source of available for sale investments and SFAS 157 hierarchy as of December 31, 2008. In summary, 90% of the Company’s investments were priced by a third-party pricing service, 5% were valued based upon independent broker pricing, and 5% of the Company’s investments were valued using internal calculations and models.

	Quoted Prices in
	Active Markets	Significant	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Priced from external pricing sources	$28,380	$2,113,104	$—	$2,141,484
Priced from independent broker quotations	—	118,381	—	118,381
Priced from internal matrices and calculations	—	32,905	94,640	127,545
Total	$28,380	$2,264,390	$94,640	$2,387,410
% of Total	1%	95%	4%	100%

The Company included the above table in its First Quarter 2009 10-Q filing and will continue to include this information in future filings.

Categories Reported at Carrying value, page 72

7.

Please revise your disclosure regarding the transfers into Level 3 to include any gain or loss you recognized during the period, and, to the extent you exclude that amount from realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded. In addition, please clarify the specific inputs that became unobservable in 2008.

Company Response:

The Company did not exclude any realized or unrealized gains or losses on items transferred into Level 3.

In 2008, the Company transferred $27,678 into Level 3. Transfers into Level 3 occur when the Company, in its opinion, cannot obtain a fair value that it believes is a Level 1 or a Level 2 fair value. During 2008, the Company transferred into Level 3 eight securities with an unrealized loss of $1.7 million. These securities had no previous realized gains or losses.

The Company first uses an external pricing service to determine if a Level 1 or a Level 2 fair value can be obtained. The Company then determines if any other source can result in a Level 1 or a Level 2 fair value. The eight securities transferred into Level 3 during 2008 had previously been priced by the Company’s third-party external pricing service. At December 31, 2008, these eight securities were no longer priced by the Company’s external pricing service and the Company was not able to obtain broker quotes or other observable market inputs to merit their determination as Level 1 or Level 2 fair value assets. The Company determined a fair value for these securities using its process as identified in Note 2 of the Form 10-K.

The Company will add disclosure to identify realized and unrealized gains and losses on investments transferred into Level 3 in future filings.

Schedule III – Supplementary Insurance Information, page 108

8.

You exclude some column headings as prescribed by Rule 12-16 of Regulation S-X. Please include those column headings in your Schedule III, or explain to us why you believe that such headings are not required.

Company Response:

The Company excluded four columns from Schedule III in its Supplementary Insurance Information. The information contained in three of those columns, Premium revenue, Net investment income and Amortization of deferred policy acquisition costs, are all disclosed by segment elsewhere in the Form 10-K filing. As such, the Company believed that it had offered adequate disclosure. Listed below are the various locations within the document where each of the disclosure items may be found. The fourth column, as identified in the regulation and entitled Premiums written, does not apply to life insurance.

The Company produces in the Management’s Discussion and Analysis of Operations an income statement for each reportable segment that contains premium revenue, net investment income and, if applicable, amortization of deferred policy acquisition costs and value of business acquired. These income statements are found on page 43 (Individual Insurance), page 48 (Group Insurance) and page 50 (Old American). Information is also presented, by segment, in the Notes to the Consolidated Financial Statements in Note 10 - Segment Information on pages 95 – 97.

Also, with respect to premium revenue, additional information is presented in two additional locations. First, contained in each segment presentation in Management’s Discussion and Analysis of Operations, the Company provides a separate table identifying premium information. These tables are found on pages 44, 48 and 50. Second, premium revenue by segment may also be found in Schedule IV, Reinsurance Information, located on page 108.

The Company will modify its Schedule III to include columns A through J in its subsequent Form 10-K Filings.

Item 9A. Controls and Procedures

Management’s Assessment of Internal Controls Over Financial Reporting, page 114

9.	Please revise your Annual Report on Internal Control over Financial Reporting to include the language of paragraph a(4) of Item 308 of Regulation S-K.

Company Response:

The Company inadvertently excluded the following statement contained in paragraph 4(a) of Item 308 of Regulation S-K.

The registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on the registrant’s internal control over financial reporting.

The Company will revise Item 9A in future Form 10-K filings to include this language.